UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
             OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B) OR 12 (G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             CHINAMALLUSA.COM, INC.
               ---------------------------------------------------
                 (Name of Small Business Issuer in its Charter)


                       Utah                               13-4083038
             -------------------------      ------------------------------------
         (State or Other Jurisdiction of    (I.R.S. Employer Identification No.)
          Incorporation or Organization)


 One World Trade Center, Suite 2201
         New York,  New York                                     10048
----------------------------------------                  --------------------
 (Address of Principal Executive Offices)                     (Zip Code)

                                 (212) 938-0828
                   -------------------------------------------
                           (Issuer's Telephone Number)

                                 with a copy to:
                              Mitchell S. Nussbaum, Esq.
                        Jenkens & Gilchrist Parker Chapin
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                  212-704-6426

        Securities to be registered pursuant to Section 12(b)of the Act:

                                      None.

        Securities to be registered pursuant to Section 12(g)of the Act:

                    Common Stock, par value $0.0001 per share

                              AVAILABLE INFORMATION

         Subsequent to the date of this Registration Statement, we will be subject to the information requirements of the Securities Exchange Act of 1934, as amended and in accordance therewith will file reports and other information with the Securities and Exchange Commission. Reports and other information filed by us with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549, and at the Commission's New York Regional office at Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission, Washington, DC 20549 at prescribed rates.

         This Registration Statement, as well as all amendments thereto and subsequent reports, have been and will be filed through the Electronic Data Gathering, Analysis and Retrieval (*EDGAR*) system. Documents filed through
EDGAR are publicly available through the Commission's Web site at http:/www.sec.gov.

         We have filed with the Commission this Registration Statement on Form 10-SB under the Exchange Act, with respect to our common stock, par value $.001 per share. Statements contained herein as to the contents of any document are summaries of such documents and, in each instance, reference is hereby made to the copy of such document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by such reference. The Registration Statement may be inspected and copied at the places set forth above.

         In addition to the foregoing, we will furnish to registered holders of our common stock annual reports containing audited financial statements, with an opinion expressed by our independent auditors. Such audited financial statements will be prepared in conformity with generally accepted accounting principals. We may furnish to registered holders of our common stock unaudited financial statements on a quarterly basis, such unaudited financial statements to be prepared in conformity with GAAP. We will also furnish to registered holders all notices of our stockholder's meetings and other reports and communications.

         Our principal executive offices are located at One World Trade Center, Suite 2201, New York, New York 10048, and its telephone number is (212) 938-0828.

         As of September 30, 2000, there were 18,225,184 shares of common stock issued and outstanding held by 100 holders of record.

                                      -1-
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                                TABLE OF CONTENTS
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AVAILABLE INFORMATION.............................................................................................1


TABLE OF CONTENTS.................................................................................................i


PART I............................................................................................................1


         ITEM 1.  BUSINESS........................................................................................1

                  Special Note Regarding Forward Looking Statements...............................................1

                  Overview........................................................................................1

                  Industry Background.............................................................................2

                           The Internet...........................................................................2

                           Products & Services....................................................................2

                  Advantages of our service offerings.............................................................4

                  Our Strategies..................................................................................5

                  Revenues....................................................................................... 5

                  Initial Target Markets..........................................................................5

                  Our Current Customer............................................................................6

                  Hubei Tianfa Group..............................................................................6

                  Sales and Marketing.............................................................................6

                  Competition.....................................................................................6

                  Proprietary Rights and Licensing................................................................7

                  Government Regulations..........................................................................8

                  Property........................................................................................9

                  Employees.......................................................................................9

                  Risk Factors...................................................................................10

                           Risks Relating to our Company.........................................................10

                           Risks Relating to the Internet Industry...............................................13

                           Risks Relating to the China Internet Market...........................................14

                           Political, Economic and Regulatory Risks..............................................15

         ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN

         OF OPERATION............................................................................................16

         Overview................................................................................................16
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
                  Results of Operations..........................................................................16

                  Nine Months Ended September 30, 2000 compared with Nine Months
                  Ended September 30, 1999.......................................................................17

                           Revenue...............................................................................17

                           General and administrative expenses...................................................17

                           Product development expenses..........................................................17

                           Marketing and sales expenses..........................................................17

                           Amortization of deferred compensation.................................................17

                  Year Ended December 31, 1999 compared with December 31, 1998...................................17

                           Revenue...............................................................................17

                           General and administrative(G&A) expenses..............................................17

                           Product development expenses..........................................................18

                           Marketing and sales expenses..........................................................18

                  China Operations...............................................................................18

                  Taxation.......................................................................................18

                  Mandatory Contribution Plan and Profit Appropriation...........................................18

                  Foreign Currency Exchange Losses...............................................................19

                  Liquidity and Capital Resources................................................................19

                  Recent Accounting Pronouncements...............................................................20

         ITEM 3.  DESCRIPTION OF PROPERTY........................................................................20

         ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.................................20

         ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS...................................22

         ITEM 6.  EXECUTIVE COMPENSATION.........................................................................23

                  Compensation of Directors and Executive Officers...............................................23

                  Summary Compensation Table.....................................................................24

                  Option grants in fiscal Year 1999..............................................................24

                  Employment Agreements..........................................................................24

                  Non-Plan Options...............................................................................25

         ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.................................................25

         ITEM 8.  DESCRIPTION OF SECURITIES......................................................................26

                  Our Securities.................................................................................26
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                                      -ii-
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
                  Shares Eligible For Resale.....................................................................26

                  Transfer Agent & Registrar.....................................................................27

PART II..........................................................................................................27


         ITEM 1   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER
                  MATTERS27

                  Dividend Policy................................................................................27

         ITEM 2.  LEGAL PROCEEDINGS..............................................................................27

         ITEM 3.  CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS.....................................................28

         ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES........................................................28

         ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS......................................................29

PART F/S........................................................................................................F-1 - F-12

PART III.........................................................................................................32

         ITEM 1.  INDEX TO EXHIBITS..............................................................................32

         ITEM 2.  DESCRIPTION OF EXHIBITS........................................................................32

SIGNATURES.......................................................................................................31
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                                     -iii-

                                     PART I

ITEM 1.  BUSINESS

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
-------------------------------------------------

         Certain statements contained in this Registration Statement are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended). This includes all analysis about future prospects including the market of our securities, our strategy, our expansion plans, the market for our technology in China, and successful business partnerships. The estimated growth of our business contains risks and uncertainties regarding operations, economic performance and financial conditions. Actual results may differ materially from those expressed in any such forward-looking statement made by us in this Registration Statement. Additional factors which may cause different results, including, but are not limited to, those discussed under the section entitled "Risk Factors." We do not undertakes an obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

OVERVIEW
--------

         ChinaMallUSA.com, Inc. is a development-stage company that through its wholly-owned subsidiary B2B Beijing Information Technologies, Ltd. engages in providing web-based software application and technical services. We are currently providing our services to a major petroleum product company in China and we intend to provide our services to other major public and private institutions in China. B2B Beijing was incorporated in December 1999, commenced operations in March 2000 and has had $309,157 in revenues to date.

         Prior to April 2000, we were developing an on-line marketplace platform for various industries in China. Prior to that, we were engaged in the business of international trade between China and the US. In April 2000 we changed our focus to providing web-based software application and technical services to institutional clients in China.

         We are currently engaged in providing various services to the Hubei Tianfa Group Corporation, a petroleum products company, and are negotiating with several industry leaders to use our products to improve their business efficiency in their respective industries. These industries include cotton, textiles, paper, electronics, transportation, and automotive industries.

INDUSTRY BACKGROUND
-------------------

THE INTERNET

         The Internet is a global network of interconnected public and private computer networks that enables commercial organizations, non-commercial institutions, and individuals to communicate, access and share information, provide entertainment and conduct business remotely. Use of the Internet has grown rapidly since the start of its commercialization in the early 1990's. International Data Corporation estimated that there were approximately 12.9 million Internet users in Asia, excluding Japan, at the end of 1998 and projected that the number of users would grow to 95.2 million by the end of 2004. This reflects a compound annual growth rate of 56%.

         According to Forrester Research, Inc., 90% of firms described their plans to buy and sell on the Internet. Forrester Research also predicted that the size of the B2B e-commerce market in the US would increase to $2.7 trillion in 2004.

         The rapid adoption of the Internet by companies is not limited to the US however. We believe the Internet is an especially useful tool in a country such as China since geographic distances make the gathering of complete and up-to-date information a more difficult job. In a country the size of China, we believe that it is a daunting task to find suppliers, buyers, and production information without an affordable and effective communications system.

         Furthermore, because the lack of information about alternative suppliers/products and the difficulties of substituting supplier/product companies are generally required to maintain high levels of inventory for fear of running out of manufacturing inputs or merchandise for resale, resulting in eroded profit margins and waste of industry resources.

         China's Internet user population is growing rapidly and according to the China Internet Network Information Center China's Internet users reached 16 million, as of June 2000.

PRODUCTS & SERVICES
-------------------

         We believe that our software and services allow companies in China to use the Internet to provide a system which will solve many of their supply, communication and other inefficiencies which commonly exist in China. Our existing business provides software and engineering services to individual enterprises on a case-by-case basis, according to their requirements. We plan to expand our software solutions and to offer them in the form of hosted applications and managed services, provided over the Internet. Our current suite of Internet based software solutions include:

O CATALOG TRANSACTION SYSTEM
----------------------------

         Our system provides a platform to facilitate the e-commerce of our customer's products by helping our clients market their products and services effectively. Our system systematically organizes product and service information, including prices, while using multi-media technology to accentuate the advantages of our clients' products.

O REAL TIME TRANSACTION MANAGEMENT AND INFORMATION SYSTEM
---------------------------------------------------------

         Our system provides real time tracking and management of inventory, orders and sales through the use of a standard browser. This enables our clients to monitor a transaction from its inception to receipt and payment. Our clients can use this feature to enhance their customer service operations while better managing their trading activities.

O MEMBERSHIP MANAGEMENT SYSTEM
------------------------------

         Our system allows members to access information about potential buyers or sellers. In addition to providing an easy method for finding business partners, our system provides member profiles with company contact information, transaction histories and credit rating.

O SHIPPING MANAGEMENT SYSTEM
----------------------------

         Our system allows our customers easy door-to-door tracking of their product shipments. Our system is flexible enough to be used by any participant of the shipping process, including the seller, shipper and buyer.

O WAREHOUSE AND MATERIAL MANAGEMENT SYSTEM
------------------------------------------

         Our Internet based system helps our customers to improve their warehouse management to be efficient and reduce operating costs. Our system easily tracks merchandise in a multi-location warehouse situation and assists in inventory control. Our system is adaptable to manage materials for large-scale engineering projects in the construction industry.

O ON-LINE SURVEY AND ANALYSIS SYSTEM
------------------------------------

         Our system is a powerful marketing research tool. Our clients can develop on-line surveys to better understand their target market in order to develop effective marketing, sales and on-line plans. Our system is flexible enough to be used by any web site for their research needs.

O ON-LINE TRAINING SYSTEM
-------------------------

         Our system provides on-line e-commerce courses. Our system includes curriculum, faculty and student management, testing and examination as well as interactive functioning between faculty and students.

O TRANSACTION HISTORIES
-----------------------

         We allow our clients to archive and analyze all trading activities and records. Through the use of our reporting services, we intend for clients to easily manage their sales and purchase activities and support their planning, forecasting and replenishment activities. Aggregate market data such as historic prices and trading patterns can be provided to customers who need to research the overall market and plan their business strategies.

O LOGISTICS
-----------

         We offer a logistics service which, we believe, represents an important value-added service that will streamline the moving of goods from one location to its intended destination. We intend to make arrangements with suppliers who have in-house shipping capabilities and third-party logistics providers to make a broad array of logistics services available to our customers.

ADVANTAGES OF OUR SERVICE OFFERINGS

         Our services enable our clients to:

         o use an easy and powerful catalog tool to publish information about their products and services;

         o update their catalog contents at will without adhering to a fixed publishing cycle;

         o receive more frequent use of their published contents by their customers;

         o be exposed to a large body of potential buyers and enjoy lower customer acquisition costs;

         o        have  access  to  a  low-cost   channel  to  complement  their
                  traditional off-line selling channels; and

         o        reduce   the  costs  of  order   processing   by   eliminating
                  miscommunication   and  mishandling   often   associated  with
                  telephone and fax orders.

         Our services allow customers of our prospective clients to:

         o        enjoy reduced costs in processing purchase orders;

         o manage in-process orders easily through the use of our reporting system; and

         o maintain a lower inventory level with better information about vendors' product availability.

OUR STRATEGIES

         ENTER INTO AGREEMENTS WITH INDUSTRY LEADERS. We intend to utilize our mature relationships in China to enter into additional agreements with leaders of various industries to provide our products and other value-added services.

         ENTER INTO TECHNOLOGY PARTNERSHIPS. We intend to enter into technology partnerships to develop and improve our technology.

         ESTABLISH BRAND AWARENESS. We focus our marketing efforts toward educating our target market, generating new sales opportunities, and creating awareness for our electronic commerce services. We recently participated in a trade show hosted by the China Ministry of Internal Trade and the United Nations Development Bureau where we broadcasted the trade show on-line.

REVENUES

         We earn revenue from several sources:

         o WEB DEVELOPMENT AND SYSTEM INTEGRATION. We charge our clients fees for providing web design, web development service and system integration services.

         o SOFTWARE LEASING AND SALES. We lease and sell our B2B commerce software and logistic system software to our customers.

         o PROVIDING APPLICATION SERVICE. We host and maintain certain software applications for our clients for monthly fees.

         o CONSULTING SERVICE FEE. We generate fees from customers who retain our technical consulting services.

INITIAL TARGET MARKETS
----------------------

         We are currently planning to enter into agreements with major suppliers in seven industries. The initial industries we have targeted are:

         o        PETROLEUM

         o        COTTON

         o        TEXTILES

         o        PAPER

         o        ELECTRONICS

         o        AUTOMOTIVE AND AUTOMOTIVE PARTS

         o        LOGISTICS

         We intend to enter into strategic relationships with industry leaders. Through these relationships, we seek to optimize our technology architecture and operating capabilities, as well as promote the widespread adoption of our system.

OUR CURRENT CUSTOMER
--------------------

HUBEI TIANFA GROUP CORPORATION

         We created a website and logistic system for the Hubei Tianfa Group Corporation, as well as the appropriate training for the logistic system. We also provide maintenance for both the website and system.

         Tianfa is a Shenzhen Stock Exchange-listed petroleum products company with assets totaling $300 million. It owns and operates 80 gasoline stations, all linked to the company's intranet. It is planning to build another 100 gasoline stations throughout China, with the goal of becoming one of the largest gasoline retailers.

SALES AND MARKETING

         We plan to be active in holding e-commerce seminars for both industry and government, undertaking speaking engagements and building relationships with business press and industry analysts, in an effort to publicize our brand and project the image of an expert e-commerce enabler. We believe this serves an important purpose of making the best industry incumbent, brick-and-mortar companies to desire a partnership relationship with us.

         In contrast to the general marketing approach described above, the marketing team also supports our business development efforts in actively recruiting JV partners after they have been identified in our business development analysis. We do this either by:

         o        reaching  out  to  our  clients  and  potential   clients  and
                  prospecting   for   potential   clients  or  JV   partners  in
                  pre-identified industries, or

         o by calling on pre-identified clients or JV partners by way of introduction from our extensive network of contacts in China.

         We plan to extend our marketing efforts to assist our clients to recruit their own dedicated marketing team and develop a marketing program. We believe the assistance we provide to our clients will be critical in helping them achieve success and build a defensible position in their industry.

COMPETITION

         Our current and potential competitors may develop superior Internet purchasing solutions that achieve greater market acceptance than our solution. Many of our existing and potential competitors, including large traditional distributors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. We believe our current competitors include China.com and Computer Associates International, who both offer some or all of the services that we do.

         Such competitors may undertake more extensive marketing campaigns for their brands, products and services, adopt more aggressive pricing policies and make more attractive offers to customers, potential employees, distribution partners, commerce companies and third-party suppliers.

         In addition, substantially all of our prospective customers may have established long-standing relationships with some of our competitors or potential competitors. Accordingly, we cannot be certain that we will be able to expand our customer list and user base, or retain our current customers. We may not be able to compete successfully against our current or future competitors and competition could have a material adverse effect on our business, results of operations and financial condition.

PROPRIETARY RIGHTS AND LICENSING
--------------------------------

         Our success and ability to compete depends on our ability to develop and maintain the proprietary aspects of our technology. We rely on a combination of copyright, trademark and trade secret laws and contractual protections to establish and protect the proprietary aspects of our technology. We seek to protect our source code for our software, documentation and other written materials under trade secret and copyright laws. Finally, we seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements with us and by restricting access to our source code.

         Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, and to determine the validity and scope of the proprietary rights of others. Any resulting litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business operating results.

         Our success and ability to compete also depends on our ability to operate without infringing upon the proprietary rights of others. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results would be significantly harmed.

GOVERNMENT REGULATIONS
----------------------

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY CHINESE GOVERNMENT REGULATION OF TECHNOLOGY-ORIENTED COMPANIES.

         China has recently begun to regulate its Internet sector by making pronouncements or enacting regulations regarding the legality of foreign investment in the Chinese Internet sector, the existence and enforcement of content restrictions on the Internet and the availability of securities offerings by companies operating in the Chinese Internet sector.

         BBIT is structured as a technology-oriented company engaged in the development of Internet technologies and related software, as well as e-commerce activities. BBIT is not currently a content provider and therefore not subject to such regulations. Under current PRC law, the legal establishment of such a technology company must be approved by the relevant local Commission for Foreign Economic Relations and Trade, and may commence operations only upon the issuance of a business license by the State Administration of Industry and Commerce, or SAIC.

         There are substantial uncertainties regarding the proper interpretation of current and future Chinese Internet laws and regulations. Although we believe and have been advised that many current regulations will not apply to us, we cannot assure you that existing or future regulations will be interpreted differently.

         The existing issues, risks and uncertainties relating to Chinese government regulation of the Chinese Internet sector include the following:

         The Chinese Ministry of Information and Industry, or MII, has also stated recently that it intends to adopt new laws or regulations governing foreign investment in the Chinese Internet sector in the near future. If these new laws or regulations forbid foreign investment in the Internet sector, our business in China will be severely impaired.

         The MII has also stated recently that the activities of Internet content providers are also subject to regulation by various Chinese government authorities, depending on the specific activities conducted by the Internet content provider. Various government authorities have stated publicly that they are in the process of preparing new laws and regulations that will govern these activities. We do not intend to be an Internet content provider and, therefore, do not expect to be subject to such regulations. In addition, the new laws and regulations may require various Chinese government approvals for securities offerings by companies engaged in the Internet sector in China.

         The interpretation and application of existing Chinese laws and regulations, the stated positions of the MII and the possible new laws or regulations have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Chinese Internet businesses. Accordingly, it is possible that the relevant Chinese authorities could, at any time, assert that any portion or all of our existing or future ownership structure and businesses violates Chinese laws and regulations. It is also possible that the new laws or regulations governing the Chinese Internet sector that may be adopted in the future will prohibit or restrict foreign investment in, or other aspects of, any of our current or proposed businesses and operations.

         If we are found to be in violation of any existing or future Chinese laws or regulations, the relevant Chinese authorities would have broad discretion in dealing with such a violation, including, without limitation, the following:

         O        levying fines;

         O        revoking our business license;

         O        requiring  us  to  restructure  our  ownership   structure  or
                  operations; and

         O requiring us to discontinue any portion or all of our Internet business.

PROPERTY

         Our executive offices are located in approximately 1,939 square feet of leased office space located in New York City under a lease expiring August 2002. The annual rent is $69,804. Our subsidiary, BBIT, leases a space of 1,325 square feet at 241,830.75 Renminbi per year (approximately $29,207 U.S. Dollars) in Beijing, China, under a lease that expires on December, 2000 and a second space of approximately 2,413 square feet at 440,500.25 Renminbi per year (approximately $53,200 U.S. Dollars), under a lease expiring in February 2001.

EMPLOYEES

         As of September 30, 2000, we had 43 full-time employees, including 23 in research and development, 4 in supplier relations, 4 in sales and marketing, 5 in business development, and 7 in general and administrative functions. Eight of our employees work in New York and we employ 35 people in Beijing. From time to time, we also employ independent contractors to support our research and development, web-site design, marketing, sales and support, and administrative organizations. None of our employees are represented under collective bargaining agreements. We consider our relations with our employees to be good and we have never experienced a work stoppage.

RISK FACTORS
------------

         In addition to other information in this Registration Statement on Form 10-SB, the following important factors should be carefully considered in evaluating our company and our business because such factors currently have a significant impact on our business, prospects, financial condition and results of operations.

RISKS RELATING TO OUR COMPANY

         WE ARE A RECENTLY ORGANIZED COMPANY AND THEREFORE, HAVE LITTLE OR NO OPERATING HISTORY.

         Prior to April 2000, we were developing an on-line marketplace platform for various industries in China. Prior to that, we were engaged in the business of international trade between China and the US. In April 2000 we changed our focus to providing web-based software application and technical services to institutional clients in China. Therefore, we have a very short operating history in a highly competitive environment. Because of our limited operating history, our business model and strategies are unproven, we cannot be certain that they will be successful. In addition, no assurance can be given that we will ever be successful or be able to achieve profitable operations. We face the risks inherent in a new business, including the absence of an operating history. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business.

         WE HAVE A HISTORY OF LOSSES AND WE ANTICIPATE FUTURE LOSSES.

         For the last two years, we have accumulated losses of $1,053,000. We anticipate that we will continue to incur losses for the foreseeable future due to increased operating costs for the expansion of our business. Our net losses may increase in the future and we may never achieve or sustain profitability.

         WE ARE UNCERTAIN THAT WE WILL ACHIEVE MARKET ACCEPTANCE.

         There is no assurance that there will be continued demand for our services.

         WE DO NOT HAVE A DIVERSE CLIENT BASE.

         Currently, most of our revenue comes from one customer, the Hubei Tianfa Group Corporation of Hubei Province, China. Although we are working with a number of other potential customers, there is no assurance that we will obtain business from them. Our ability to garner additional business largely depends on our reputation as an e-commerce solutions provider. With limited funds allocated for marketing purposes, we cannot be sure that we can generate publicity or promote our company adequately to instill customers' confidence in us.

         WE WILL NEED ADDITIONAL FINANCING TO SUSTAIN OUR FUTURE OPERATIONS.

         Our available funds may not be adequate for us to fully realize our business objectives. Accordingly, our ultimate success will depend upon our ability to raise additional capital through our proposed private, initial and/or secondary public offerings or to have other parties bear a portion of the required costs to further develop or exploit our business objectives. The terms of any capital raises are currently unknown and there can be no assurances that we can obtain additional capital on favorable terms. There is no assurance that we will ever be able to obtain necessary funds from any source or on favorable terms. Our inability to raise additional funds will have a material adverse effect on our business, results of operations and financial condition.

         QUARTERLY RESULTS ARE NOT AN ACCURATE TOOL FOR FORECASTING BECAUSE OUR OPERATIONS ARE UNSTABLE.

         Our business is volatile and we may experience major fluctuations in our quarterly operating results due to a variety of external factors including the following:

         o        Attracting and maintaining new and current customers;

         o Innovations in the services and products by us or our competitors;

         o        System and Internet failures;

         o        Changes in laws and regulations;

         o Inability to meet budgeted revenues because of unexpected expenses; and

         o Natural fluctuations in the economic conditions relating to the Internet, electronic commerce and the market in China.

Due to these factors the price of our common stock could decrease thus resulting in the potential loss of shareholder value.

         PENNY  STOCK  REGULATIONS  MAY  IMPOSE  CERTAIN   RESTRICTIONS  ON  THE
MARKETABILITY OF OUR COMMON STOCK.

         The Commission has adopted regulations which generally define a "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. As a result, our common stock is subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors, generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the Commission relating to the penny stock market. The broker-dealer must also disclose the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent, disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers and shareholders to sell our equity securities in the secondary market and affect the price at which such securities are sold.

         WE DO NOT PLAN ON PAYING DIVIDENDS.

         We have not paid any dividends on our common stock since our inception and do not intend to pay dividends on our common stock in the foreseeable future. Any earnings we may realize in the foreseeable future will be retained to finance our growth.

         SHARES ELIGIBLE FOR FUTURE SALE MAY ADVERSELY AFFECT THE MARKET.

         We have 18,225,184  shares of our common stock issued and  outstanding,
13,167,162  of  which  are   "restricted   securities".   Of  such   "restricted
securities", some may be sold pursuant to Rule 144 as described below.

         Rule 144 provides, in essence, that a person holding "restricted securities" for a period of one year may sell only an amount every three months equal to the greater of (a) one percent of the issuer's issued and outstanding shares, or (b) the average weekly volume of sales during the four calendar weeks preceding the sale. The amount of "restricted securities" which a person who is not an affiliate of the issuer may sell is not so limited, since non-affiliates may sell without volume limitation their shares held for two years if there is adequate current public information available concerning the issuer. In such an event, "restricted securities" would be eligible for sale to the public at an earlier date. The sale in the public market of our common stock may adversely affect prevailing market prices of our common stock.

         WE HAVE LIMITED THE LIABILITY OF OUR DIRECTORS.

         As permitted by Utah law, our certificate of incorporation limits the liability of our directors for monetary damages for breach of a director's fiduciary duty except for liability in certain instances. As a result of our charter provision and Utah law, stockholders may have limited rights to recover against our directors for breach of fiduciary duty.

         OUR FORWARD-LOOKING INFORMATION MAY PROVE INACCURATE.

         This Registration Statement contains forward-looking statements and information that are based on our management's beliefs as well as assumptions made by, and information currently available to, management. When used in this Registration Statement (including Exhibits), words such as "anticipate", "believe",
"estimate", "expect", and, depending on the context, "will" and similar expressions, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, and assumptions, including the specific risk factors described above. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We do not intend to update these forward-looking statements and information.

RISKS RELATING TO THE INTERNET INDUSTRY

         IF OUR CLIENTS CHOOSE TO DEVELOP INTERNET SOLUTIONS INTERNALLY, OUR WEB SOLUTIONS BUSINESS MAY BE ADVERSELY AFFECTED.

         Businesses may elect to design, develop and maintain their Web sites internally and not to outsource their businesses to companies such as ours which would adversely affect our business.

         WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY, WHICH COULD CAUSE US TO BE LESS COMPETITIVE.

         Although we rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our products is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriations of our technology. Occasionally, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources thus resulting in losses.

         WE MAY ENCOUNTER COMPETITION FROM COMPANIES WITH SUBSTANTIALLY GREATER FINANCIAL, MARKETING, AND TECHNOLOGICAL RESOURCES.

         Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources than us, significantly greater name recognition and a larger installed base of customers. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our industry. In the past, we have lost potential customers to competitors for various reasons, including lower prices and other incentives not matched by us. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of industry consolidations.

         Such competitors may undertake more extensive marketing campaigns for their brands, products and services, adopt more aggressive pricing policies and make more attractive offers to customers, potential employees, distribution partners, commerce companies and third-party suppliers.

         We may not be able to compete successfully against our current and future competitors.

RISKS RELATING TO THE CHINA INTERNET MARKET

         OUR INDUSTRY IS INTENSELY COMPETITIVE.

         The Chinese Internet market is characterized by an increasing number of entrants. The Internet industry is relatively new and subject to continuing definition and as a result, new competitors may better position themselves to compete in this market as it matures. Our existing and potential new competitors may have longer operating histories in the Internet market, greater name recognition, larger customer bases and databases, and significantly greater financial, technical and marketing resources than us. We may not be able to compete  successfully  with  these  competitors.  Internet  usage in  China  may increase thus resulting in the Chinese market becoming more attractive to advertisers and for conducting electronic commerce. Large global competitors may increasingly focus their resources on the Greater China market thereby creating more competition. In addition, providers of Chinese language Internet tools and services may be acquired by, receive investments from or enter into other commercial relationships with large, well-established and well-financed Internet, media or other companies.

         THE CHINA INTERNET INDUSTRY IS A DEVELOPING MARKET AND HAS NOT BEEN PROVEN AS AN EFFECTIVE COMMERCIAL MEDIUM.

         The market for Internet services in China is a new development. Because the Internet is an unproven medium for obtaining or marketing commercial services, our future operating results will depend substantially upon the increased use of the Internet for commercial activities. Many of our customers will have limited experience with the Internet as a sales and distribution channel and may not find the Internet to be effective for promotion their products and services. Critical issues concerning the commercial use of the Internet in China and Asia such as security reliability, cost, ease of deployment, administration and quality of service may affect the adoption of the Internet to solve business needs.

         Our entry into the Peoples Republic of China Internet market depends on the establishment of an adequate telecommunications infrastructure in the Peoples Republic of China by the Chinese government. The telecommunications infrastructure in the Peoples Republic of China (PRC) is not well developed. Access to the Internet is accomplished primarily by means of the government's backbone of separate national interconnection networks that connect with the international gateway to the Internet. The Chinese government's interconnecting, national networks connect to the Internet through government-owned international gateways, which are the only channels through which a domestic Chinese user can connect to the international Internet network. This is owned and operated by the PRC government and it is the only channel through which the domestic PRC Internet network can connect to the international Internet network. We rely on this backbone to provide data communications capacity primarily through local telecommunications lines. Because of this, we will continue to depend on the PRC government to establish and maintain a reliable Internet infrastructure. We will have no means of getting access to alternative networks and services, on a timely basis or at all, in the event of any disruption or failure. There can be no assurance that the Internet infrastructure in China will support the demands associated with continued growth. In addition, we have no guarantee that we will have access to alternative networks and services in the event of any disruption or failure. If the necessary infrastructure standards; protocols; or complementary products, services or facilities are not developed by the PRC government, our business could be materially and adversely affected.

POLITICAL, ECONOMIC AND REGULATORY RISKS

         THE ECONOMIC CLIMATE IN ASIA IS VOLATILE.

         China has experienced significant economic downturns and related difficulties. As a result of the decline in the value of the region's currencies, many Asian governments and companies have had difficulties servicing foreign currency-denominated debt and many corporate borrowers defaulted on their payments. As the economic crisis spread across the region, governments raised interest rates to defend their weakening currencies, which adversely impacted domestic growth rates. In addition, liquidity was substantially reduced as foreign investors curtailed investments in the region and domestic banks restricted additional lending activity. The currency fluctuations, as well as higher interest rates and other factors, have materially and adversely affected the economies of many countries in Asia. Estimated real gross domestic product growth for many Asian countries have decreased. Economic developments in countries throughout Asia could materially and adversely affect our business, results of operation and financial condition.

         A CHANGE IN CURRENCY EXCHANGE RATES COULD INCREASE OUR COSTS RELATIVE TO OUR REVENUES.

         Historically, substantially all of our revenues, expenses and liabilities are denominated in Chinese Renminbi. We also generate revenues and expenses and liabilities in U.S. dollars. In the future, we may also conduct business in additional foreign countries and generate revenues, expenses and liabilities in other foreign currencies. As a result, we are subject to the effects of exchange rate fluctuations with respect to any of these currencies. We have not entered into agreements or purchase instruments to hedge our exchange rate risks although we may do so in the future.

         RESTRICTIONS ON CURRENCY EXCHANGE MAY LIMIT OUR ABILITY TO UTILIZE OUR REVENUES EFFICIENTLY.

         Although Chinese governmental policies were introduced in 1996 to allow greater convertibility of the Renminbi, significant restrictions still remain. We can provide no assurance that the Chinese regulatory authorities will not impose greater restrictions on the convertibility of the Renminbi. Because a significant amount of our future revenues may be in the form of Renminbi, any future restrictions on currency exchanges may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside the PRC.

ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         The following discussion should be read in conjunction with our consolidated financial statements and notes to those statements.

OVERVIEW
--------

         The following discussion should be read in conjunction with the accompanying financial statements.

         ChinaMallUSA.com was created as a result of a reverse acquisition on June 1, 1999. Comparative financial statements for the years ending December 31, 1999 and 1998 include those of the company before the reverse acquisition.

         Prior to the reverse acquisition, ChinaMallUSA.com engaged in limited B2C operations in China that generated virtually no revenue.

         In December 1999, ChinaMallUSA.com created a wholly owned subsidiary, BBIT, in Beijing and began operations. This operation began producing revenue in the second quarter of 2000, and currently employs 30 people. Through BBIT, our plan is to focus on providing web-based software application and technical services to institutional clients in China.

RESULTS OF OPERATIONS
---------------------

         The following table presents statements of operations comparative expense data for the nine months ended September 30, 2000 and 1999, and for the years ended December 31, 1999 and 1998.

                                                   Nine Months                           Years ended
                                                ended September 30                       December 31
                                         ----------------------------------    ------------------------------------
                                               2000             1999                 1999               1998
                                               ----             ----                 ----               ----
Revenue                                      $309,157           ----                 ----               ----
General and administrative
  Expenses                                  1,133,185          $225,259             $542,595          $351,546
Product development                            95,709                                106,269            12,200
Marketing and sales                         1,120,009            38,041               25,693            24,387
Amortization of deferred
  Compensation                                586,106           ----                 -----             ----

NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30, 1999

Revenue
-------

         ChinaMallUSA.com recognized its first significant operating revenue during the second and third quarter of 2000. The $309,157 was earned from an Internet consulting arrangement with Tianfa. All of our revenue producing activity is performed by our 100% owned subsidiary in Beijing, BBIT.

General and administrative expenses
-----------------------------------

         G&A expenses increased by nearly $910,000 in the first nine months of 2000 to $1,133,185 from $225,259 in 1999. The primary reason was the staffing of our wholly owned subsidiary BBIT, which increased to about 35 employees as of September 2000 from zero in 1999.

Product development expenses
----------------------------

         Product development expenses of $95,709 increased in 2000 as the company continued work on its eMarketplace platform which began in September 1999.

Marketing and sales expenses
----------------------------

         The primary cause of the large increase in marketing and sales expenses to $1,120,009 in the first nine months of 2000 from the nominal $38,041 in 1999 is $970,000 in stock awarded to China Township Enterprise Investment & Development for consulting fees associated with facilitating our joint venture agreements.

Amortization of deferred compensation
-------------------------------------

         Amortization of deferred compensation for $586,106 is reclassified as separate line item in 2000. In 1999, amortization of deferred compensation was classified as part of G&A but there was none accounted for in the first nine months of 1999.

YEAR ENDED DECEMBER 31, 1999 COMPARED WITH DECEMBER 31, 1998

Revenue
-------

         ChinaMallUSA.com had no operating revenue during 1999 and 1998.

General and administrative(G&A) expenses
----------------------------------------

         G&A expenses increased by $191,000 in 1999 as the company hired executive management. Stock options were issued in 1999, which resulted in $145,308 in amortization of deferred compensation compared to zero in 1998.

Product development expenses
----------------------------

         Product development expenses increased sharply in 1999 as the company began development of its technology platform in September 1999.

Marketing and sales expenses
----------------------------

         Marketing and sales expenses remained low and stable between 1999 and 1998. Expenses in this category include the development of brochures and ChinaMallUSA.com's home page.

CHINA OPERATIONS

         To date, ChinaMallUSA.com has produced little revenue in the US. Substantially most of revenue has been earned by our wholly owned subsidiary BBIT in China. As a result, we rely on dividends and other distributions paid by BBIT, including the funds necessary to service any debt we may incur. If BBIT incurs debt on its own behalf in the future, the instruments governing the debt may restrict BBIT's ability to pay dividends or make other distributions to us. Additionally, PRC laws restrict the payment of dividends to ChinaMallUSA.com by BBIT only out of BBIT's net income, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law BBIT is also required to set aside a portion of its net income, if any, each year to fund certain reserve funds. These reserves are not distributable as cash dividends. BBIT has not declared any dividends to date and does not anticipate doing so during 2000.

TAXATION

         ChinaMallUSA.com is subject to income taxes in the United States while our PRC operating subsidiary, BBIT, is subject to PRC's Income Tax Law concerning Foreign Investment Enterprises and Foreign Enterprises and various local tax laws. Under these tax laws, BBIT is subject to income tax at a statutory rate of 33%, 30% state income taxes plus 3% local income taxes, on PRC taxable income. Although BBIT's income is generally not taxable in the United States, dividends distributed from BBIT to our company are subject to income tax in the United States. Under the applicable PRC tax laws, these dividends are exempt from withholding tax in China. Subject to certain limitations, the income taxes paid by BBIT on its earnings are creditable against ChinaMallUSA.com's tax liabilities in the United States.

MANDATORY CONTRIBUTION PLAN AND PROFIT APPROPRIATION

         BBIT participates in a government-mandated, multi-employer defined contribution plan, through which employees receive retirement, medical and other welfare benefits. PRC labor regulations stipulate that BBIT must pay a monthly contribution to the local labor bureau. The monthly contribution rate is based on the monthly basic compensation amount of qualified employees. BBIT has no further commitments beyond its monthly contribution, and the relevant local labor bureau is responsible for meeting all retirement benefit obligations.

         Under applicable PRC laws, BBIT is required to make appropriations from after-tax profit to non-distributable reserve funds which are determined by its board of directors. These reserve funds must include a general reserve, an enterprise expansion fund and a staff bonus and welfare fund. Ten percent of after-tax profit, as determined under PRC GAAP, must be held in the general reserve fund per annum, while the other fund appropriations are at ChinaMallUSA.com's discretion.

FOREIGN CURRENCY EXCHANGE LOSSES

         While our reporting currency is the U.S. dollar, in the future substantially all of our revenues and expenses will be denominated in Renminbi and a significant portion of our assets and liabilities will also be denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. Dollars and Renminbi. If the Renminbi depreciates against the U.S. Dollar, the value of our Renminbi revenues and assets as expressed in our U.S. Dollar financial statements will decline. We do not hold any derivative or other financial instruments that expose us to substantial market risk.

         See "Risk Factors - We may suffer currency exchange losses if the Renminbi depreciates relative to the U.S. Dollar".

         The Renminbi is currently freely convertible under the "current account", which includes dividends, trade and service-related foreign exchange transactions, but not under the "capital account", which includes foreign direct investment. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. Accordingly, we may incur economic losses in the future due to foreign exchange rate fluctuations which may have a negative impact on our financial condition and results of operations.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

         Current cash balances and cash flows from operations, if any, are not sufficient to meet our present cash needs, including for working capital and capital expenditures for the next twelve months.

         Management currently anticipates the need to raise additional capital through the issuance of debt or equity securities, prior to achieving positive cash flows from operations. We cannot be certain that additional funds will be available on satisfactory terms when needed, if at all. If we are unable to raise additional necessary capital in the future, we may be required to curtail our operations significantly. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict our operations. If additional funds are raised through the issuance of equity securities, the percentage of ownership of our stockholders would be reduced. Furthermore, these equity securities might have rights, preferences or privileges senior to our common stock.

         Since BBIT currently derives cash from its operations, it derives sufficient cash to meet present cash needs for the next twelve months while it receives payments under its arrangement with Tianfa. BBIT's future cash flow is dependent on its ability to engage new consulting and application service contracts.

RECENT ACCOUNTING PRONOUNCEMENTS
--------------------------------

         In June 1998, the Financial Accounting Standards Board issued SFAS No.133, Accounting for Derivative Instruments and Hedging Activities, which we will be required to adopt for the year ending December 31, 2001. This statement establishes a new model for accounting for derivatives and hedging activities. FAS 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Because we currently hold no derivative financial instruments and do not currently engage in hedging activities, we do not expect the adoption of this standard to have a significant impact on our consolidated financial statements.

ITEM 3.  DESCRIPTION OF PROPERTY

         We lease from The Port Authority of NY and NJ approximately 1,939 square feet at One World Trade Center, Suite 2201, New York, New York 10048 which serves as our executive offices. The current lease term commenced in August 1999 and expires in August 2002. The annual rent is $69,804.

         Our subsidiary, BBIT, leases from China Township Enterprise Investment & Development a space of 1,325 square feet at an annual rent of 241,830.75 Reminbi (approximately $29,207 US Dollars), with the lease term expiring December 2000 and a second space of approximately 2,413 square feet at an annual rent of 440,500.25 Reminbi (approximately $53,200 US Dollars), with the lease term expiring in February 2001.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information, as of September 30, 2000 with respect to the beneficial ownership of the outstanding shares of our common stock by (i) any holder of more than five percent of the outstanding shares;
(ii) our officers and directors; and (iii) our directors and officers of the as a group. Except as otherwise indicated, each person listed below has sole voting and investment power with respect to the shares of common stock set forth opposite such person's name.

         Beneficial ownership has been determined in accordance with rules of the Securities and Exchange Commission, and unless otherwise indicated, represents shares for which the beneficial owner has sole voting and investment power. The number of shares of common stock beneficially owned includes any shares issuable pursuant to stock options that may be exercised within 60 days after September 30, 2000. Shares issuable pursuant to such options are deemed outstanding for computing the percentage of the person holding such options but are not deemed to be outstanding for computing the percentage of any other person.

Name of Beneficial Owner(1)              Number of Shares of Common Stock(2)    Percentage (%) of Ownership(3)

Max P. Chen(4)                                       5,654,073(5)                              27.48%
ChinaMallUSA.com, Inc.                                 2,191,875                               12.03%
Lion Capital Group                                     1,666,667                                9.14%
China Township Enterprise
Investment & Development Corp.                       1,333,333(6)                               6.93%
Sheng Jia USA Inc.                                     1,111,112                                6.10%
James Chyn                                           1,050,000(7)                               5.46%
Zhang Duo                                               300,000                                 1.65%
Rong Quiang Lin                                       166,666(8)                                  *
All officers and Directors as a group                7,170,739(9)                              32.98%
(4 persons)

*        Less than 1%

(1)      Unless otherwise  indicated,  the address of all persons listed in this section is c/o ChinaMallUSA.com, Inc., One World Trade Center, Suite 2201, New York, New York, 10048.

(2) Under the rules of the SEC, a person is deemed to be the beneficial owner of a security if such person has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities if that person has the right to acquire beneficial ownership within 60 days of the date hereof. Unless otherwise indicated by footnote, the named entities or individuals have sole voting and investment power with respect to the shares of common stock beneficially owned.

(3) Shares subject to options are considered outstanding only for the purpose of computing the percentage of outstanding common stock which would be owned by the optionee if the options were so exercised, but (except for the calculation of beneficial ownership by all directors and executive officers as a group) are not considered outstanding for the purpose of computing the percentage of outstanding common stock owned by any other person.

(4)      Max P. Chen is the Chairman of the Board and President.

(5) Includes 1,950,000 shares of common stock issuable upon exercise of currently exercisable options, 286,173 shares of common stock owned by his wife, and 400,000 shares of common stock issuable upon exercise of currently exercisable options owned by his wife.

(6) Includes 1,000,000 shares of common stock issuable upon exercise of currently exercisable options.

(7) Includes 1,000,000 shares of common stock issuable upon exercise of currently exercisable options.

(8) Includes 166,666 shares of common stock issuable upon exercise of currently exercisable options.

(9)      Includes Max P. Chen, James Chyn, Zhang Duo, and Rong Quiang Lin.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The names and ages of the directors and executive officers of ChinaMallUSA.com are set forth below. All directors are elected annually by the stockholders to serve until the next annual meeting of the stockholders and until their successors are duly elected and qualified. Officers are elected annually by the board of directors to service at the pleasure of the board.

NAME                               AGE                  POSITION(S) WITH CHINAMALLUSA.COM AND BBIT
Max P. Chen                        46                   Chairman of the Board of Directors and President
James Chyn                         46                   Executive Vice President, Chief Operating Officer
                                                        and Director
Rong Qiang Lin                     49                   Director
Tingyu Lu                          35                   Director
Duo Zhang                          40                   General Manager of BBIT
Zhongkui Li                        34                   Vice General Manager of BBIT

         Mr. Max P. Chen served as our Chairman of the Board between June 1999 and June 2000. Additionally, Mr. Chen is the President of Harvard Management Associates Inc., which he founded in 1997. From 1995 to 1997, Mr. Chen was President of Cheng Xiang Trading USA Inc., an import/export trading company. From 1993 to 1995, Mr. Chen was President of Norman Associates, an international trading company. He has over 16 years of business experience.

         Mr. James Chyn joined us in September 1999 as Vice President. From 1985 to 1999, Mr. Chyn was the owner and president of Windsor Gramercy Corp., a costume jewelry and textile importer and a textile agent for Taiwanese mills. He is an entrepreneur with 20 years of IT and international trade experience. He has been working with China since 1987 and has accumulated considerable domain expertise in many of the Chinese industries in which we are involved. Mr. Chyn holds an MBA degree in Finance and International Trade from New York University.

         Mr. Rongqiang Lin joined us as a director in July 2000. Since 1993, he has been the president of Zhongyuan Economics and Technologies Development Corporation and the Chairman of the Board of Beijing Xinyuan Real Estate
Development Corporation. He studied at the Graduate School of China Social Sciences Academy between 1983 and 1986.

         Mr. Tingyu Lu joined us as a director in July 2000. He joined China Township Enterprise Investment & Development in 1995 and is currently its acting president. He holds a BS degree in Civil Engineering from Huabei Institute of Plumbing and Electrical Engineering.

         Mr. Duo Zhang joined our wholly owned subsidiary BBIT in March 2000 as its general manager. He is widely recognized as a leading expert in e-commerce and logistics. In 1999, he founded FancyInNet, a company that specializes in the development of logistics systems and web-based e-commerce certification programs. In 1998, he was appointed as the director at the E-commerce Center at Northern Jiaotong University. Prior to that, he was the deputy director of the Logistics Research Center at the same university. He led the development of many projects including the Logistics Market Infonet for the China Rail System Resources Corporation. Mr. Zhang is a professor at Northern Jiaotong University where he earned his MS degree in Logistics Management Engineering.

         Mr. Zhongkui Li joined our wholly owned subsidiary BBIT in June 2000 as its vice general manager. From 1998 to 1999 he was a manager of the system project and market department at China Aviation and Space International Group in Shenzhen, China. From 1989 to 1998 he worked for the 35 Research Institute of the Third Academy of China Aviation and Space Corp. as the Director of Network Division.

ITEM 6.  EXECUTIVE COMPENSATION

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth the aggregate compensation paid by us for the years ended December 31, 1997, 1998 and 1999 for its Chief Executive Officer. No employee received compensation in excess of $100,000 during any fiscal year. Each of our directors is entitled to receive reasonable out-of-pocket expenses incurred in attending meetings of our Board of Directors but are not compensated for services provided in their capacities as directors.

SUMMARY COMPENSATION TABLE

                                           ANNUAL COMPENSATION (1)               LONG-TERM COMPENSATION
                                                                                         AWARDS
                                                                                  SECURITIES UNDERLYING
         NAME            YEAR          SALARY($)               BONUS($)                  OPTIONS
Max P. Chen              1999          43,999.98                  --                    3,000,000
                         1998           22,000                    --                        --
                         1997           22,000                  10,654                      --

(1) The column for "Other Annual Compensation" has been omitted because there is no compensation required to be reported in that column.

OPTION GRANTS IN FISCAL YEAR 1999

         The following table sets forth information regarding stock options granted to our executive officers listed on the Summary Compensation Table for 1999. We have never granted any stock appreciation rights.

                                       Individual Grants
                         Number of
                         Securities        Percent of Total
                         Underlying       Options Granted to                      Market price
                      Options Granted    Employees in Fiscal    Exercise Price     on Date of
       Name                 (#)               Year 1999        per Share ($/sh)       Grant         Expiration Date
    Max P. Chen          3,000,000               62%                0.5625            .5625           10/22/2002

EMPLOYMENT AGREEMENTS

         We have entered into a three year employment agreement with Max Chen. Pursuant to the agreement, Mr. Chen is entitled to $60,000 the first six months, $96,000 the next six months, $192,000 the next twelve months and $384,000 the last twelve months.

         We have entered into a three year employment agreement with James Chyn. Pursuant to the agreement, Mr. Chyn is entitled to $10,000 for the first four months, $60,000 for the following twelve months and $200,000 for the last twenty months. His base salary may be increased if so determined by us and at our sole option.

         Mr. Chen's and Mr. Chyn's employment agreements also provided that the employee is entitled to a performance bonus based upon our financial performance and the individual's performance as determined by the board of directors and stock options.

         The employment agreements may be terminated for cause. Mr. Chen would also receive, depending on the reason for termination, options to purchase 100,000 shares of common stock which will be fully vested on the termination date and exercisable for six months after the termination date.

         If the employment agreements are terminated for reasons other than cause or disability, Mr. Chen would receive severance compensation equal to the base salary of the respective employee for the lesser of (i) the remainder of the term of their employment contract or (ii) six months, 50% of which is payable on the termination date and 50% of which is payable in equal monthly installments during the period commencing sixty days following the termination date and continuing for a period of twelve months thereafter. Mr. Chyn would receive severance compensation equal to his base salary for twelve months, 50% of which is payable on the termination date and 50% of which is payable in equal monthly installments during the period commencing thirty days following the termination date and continuing for a period of six months thereafter.

         The   employment   agreements   also   contain    confidentiality   and
non-competition provisions prohibiting the employee from competing against us and disclosing trade secrets and other proprietary information.

         ChinaMallUSA.com has been making partial payments of approximately 50% of the amounts due under the employment agreements since April 2000 to Max Chen and James Chyn. ChinaMallUSA.com continues to owe the unpaid amounts to these employees.

NON-PLAN OPTIONS

         We have granted Max Chen options to purchase an aggregate 3,000,000 shares of Common Stock at an exercise price of $0.5625 per share which may be exercisable in three tranches. Approximately 1/3 of the options become exercisable on each of October 1999, 2000 and 2001.

         We have granted Mr. Chyn options to purchase an aggregate of 1,000,000 shares of Common Stock in four tranches which are exercisable immediately. Approximately 1/2 of the options have an exercise price of $0.30, approximately 1/4 of the option have an exercise price of $0.65 and approximately 1/4 of the options have an exercise price of $1.06.

         Other employees have received options for 5,998,250 shares of common stock, of which 999,998 are presently exercisable.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         China Township  Enterprise  Investment  Development Corp., or CTEIDC or
Zhong Fa Company. CTEIDC provides consulting services for ChinaMallUSA.com including managerial services at BBIT, advocacy for ChinaMallUSA.com with prospective partners, introductions, and negotiations on behalf of ChinaMallUSA.com. In addition, BBIT leases its office space from CTEIDC. As of September 30, 2000, ChinaMallUSA.com owes CTEIDC about 144,915.28 for past services and rent. The

President of CTEIDC is Mr. Jian Chen. Max Chen, Chairman and President of ChinaMallUSA.com, is his brother.

         On July 9, 2000, amended on July 9, 2000, ChinaMallUSA.com and CTEIDC entered into an agreement to sell 400,000 shares of ChinaMallUSA.com's common stock for $100,000.

         On  September 1, 2000,  amended on September 8, 2000,  ChinaMallUSA.com
and  CTEIDC   entered   into  an   agreement   to  sell   1,000,000   shares  of
ChinaMallUSA.com's common stock for $100,000.

         In addition in May 2000, CTEIDC was awarded 1,000,000 stock options for consulting services. None of the options were exercised as of the date of this filing.

ITEM 8.  DESCRIPTION OF SECURITIES

OUR SECURITIES
--------------

         We are authorized to issue up to 50,000,000 shares of common stock, par value $.001 per share, of which 18,225,184 shares were issued and outstanding as of September 30, 2000. Holders of our common stock are entitled to share equally on a per share basis in such dividends as may be declared by our Board of Directors out of funds legally available for that purpose. We presently do not have plans to pay dividends with respect to our common stock. Upon liquidation, dissolution or winding up of our company, after payment of creditors and the holders of any of our senior securities, including preferred stock, if any, our assets will be divided pro rata on a per share basis among the holders of common stock. The common stock is not subject to any liability for further assessments. There are no conversion or redemption privileges nor any sinking fund provisions with respect to the common stock and the common stock is not subject to call. The holders of common stock do not have any preemptive or other subscription rights.

         Holders of shares of common stock are entitled to cast one vote for each share held at all stockholders' meetings for all purposes, including the election of directors. The common stock does not have cumulative voting rights.

         All of the issued and outstanding shares of common stock are fully paid, validly issued and non-assessable.

SHARES ELIGIBLE FOR RESALE

         On the date hereof, we had an aggregate of 18,225,184 shares of common stock issued and outstanding, 13,167,162 of which are "restricted securities" which may be sold only in compliance with Rule 144 under the Securities Act of 1933, as amended. Rule 144 provides, in essence, that a person holding restricted securities for a period of one year after payment therefore may sell, in brokers' transactions or to market makers, an amount not exceeding 1% of the outstanding class of securities being sold, or the average weekly reported volume of trading of the class of securities being sold over a four-week period, whichever is greater, during any three-month period. (Persons who are not an affiliate of ChinaMallUSA.com and who had held their restricted securities for at least two years are not subject to the volume or transaction limitations.) The sale of a significant number of these shares in the public market may adversely affect prevailing market prices of our securities.

TRANSFER AGENT & REGISTRAR

         The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         Our shares of common stock have been quoted on the NASDAQ Over the Counter Bulletin Board (OTC BB) Market under the symbol "CHML" since June 1, 1999. However, we are not aware of any established trading market for our Common Stock nor is there any record of significant trading in our Common Stock. The following table sets forth the periods indicated, the high and low sales prices per share for the Common Stock as reported by the NASDAQ OTC BB Market.

                                                             Price Per Share of the Common Stock
                                                             High Sales Price             Low Sales Price
1999:
                                Third Quarter                3 13/16                      31/32
                                Fourth Quarter               5 1/2                        17/32
2000:

                                First Quarter                1 13/16                      3/32
                                Second Quarter               1                            1/16
                                Third Quarter                3/4                          3/16

         We had issued options to purchase 9,838,450 shares of our common stock.

DIVIDEND POLICY
---------------

         It is the policy of the Board of Directors to retain earnings for use in the maintenance and expansion of the our business. We have not declared any cash dividends to the shareholders of its capital stock and do not intend to declare such dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

         There are no proceedings or to our knowledge contemplated proceedings although we were subpenoed by the Securities and Exchange Commission to provide documents and testimony pursuant to an investigation related to the trading of internet securities

ITEM 3.  CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS

         In March 2000, we received a resignation letter from our auditor Lazar, Levine and Felix. No reasons were cited for its decision to resign. There were no disagreements with Lazar, Levine and Felix regarding any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Lazar, Levine and Felix, would have caused Lazar, Levine and Felix to make reference to the subject matter of the disagreements in connection with its report.

           We subsequently engaged the services of James T. Woo to continue the audit of our financial statements for fiscal years ending December 31, 1999 and 1998. The audit report was completed and made available in September 2000. The decision to engage James T. Woo was approved by the Board of Directors of ChinaMallUSA.com, upon the recommendation of the Board of Directors.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         The Registrant has not issued or sold securities within the past three years pursuant to offerings that were not registered under the securities Act of 1933, as amended, except as follows:

         (a) On June 1, 1999, the Registrant sold 11,250,260 shares of its common stock to IPDC for an aggregate of $450,000.00. The transaction was undertaken in reliance upon the exemptions from the registration requirements of the Securities Act afforded by Section 4(2) thereof and/or Regulation D promulgated thereunder, as sales not involving a public offering. The purchasers of the securities described above acquired them for their own account not with a view to any distribution thereof to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act or an exemption from such registration requirements.

         (b) In December 1999, the Registrant sold 1,011,586 shares of its common stock to HLKT Holdings, LLC for an aggregate of $831,250. The transaction was undertaken in reliance upon the exemptions from the registration requirements of the Securities Act afforded by Section 3(b) thereof and/or Regulation D promulgated thereunder.

         (c) In July 2000, the Registrant sold 400,000 shares of its common stock to China Township Enterprise Investment & Development Corp., or CTEIDC or Zhong Fa Company, for an aggregate of $100,000. The transaction was undertaken in reliance upon the exemptions from the registration requirements of the Securities Act afforded by Section 4(2) thereof and/or Regulation D promulgated thereunder, as sales not involving a public offering. The purchasers of the securities described above acquired them for their own account not with a view to any distribution thereof to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act or an exemption from such registration requirements.

         (d) In September 2000, the Registrant sold 1,000,000 shares of its common to stock to CTEIDC for an aggregate of $100,000. The transaction was undertaken in reliance upon the exemptions from the registration requirements of the Securities Act afforded by Section 4(2) thereof and/or Regulation D promulgated thereunder, as sales not involving a public offering. The purchasers of the securities described above acquired them for their own account not with a view to any distribution thereof to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act or an exemption from such registration requirements.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Articles of Incorporation of the Registrant state that:

         "The Corporation eliminates and limits personal liability of directors, officers, and shareholders of the Corporation for damages for breach of fiduciary duty as a director or officer, to the extent allowed by Utah law. The Corporation shall indemnify its officers and directors for any liability including reasonable costs of defense arising out of any act or omission of any officer or director on behalf of the corporation to the full extent allowed by the laws of the State of Utah."

         Further, Section 16-10a-841, Utah Code Annotated (U.C.A.), specifically authorizes a Utah corporation to indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if his conduct was in good faith; and he reasonably believed that his conduct was in, or not opposed to, the corporation's best interests; and in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. In addition, it also authorizes a Utah corporation to limit the liability of a director to the corporation or to its shareholders for monetary damages for any action taken or any failure to take any action as a director, except for: liability for the amount of a financial benefit received by a director to which he is not entitled; an intentional infliction of harm on the corporation or the shareholders; a violation section 16-10a-842, U.C.A.; or an intentional violation of criminal law.

         Sections 16-l0a-901 through 909 of the U.C.A. provides in relevant parts as follows:

(1) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action,
         suit  or  proceeding,  whether  civil,  criminal,   administrative,  or
         investigative (other than an action by or in the right of the corporation) by of the fact that he is or was a director, officer, employee, or agent corporation, or is or was serving at the request of the corporation as a director, employee, or agent of another corporation, partnership, venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or opposed to the best interests of the corporation, and, with respect terminal action or proceeding, had no reasonable cause to believe his was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(2) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party threatened, pending, or completed action or suit by or in the right of action to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification s matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which such court shall deem proper.

(3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in (1) or (2) of this subsection, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

(4) The indemnification provided by this section shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

The foregoing discussion of indemnification merely summarizes certain aspects of indemnification provisions and is limited by reference to the above discussed sections of the Utah Revised Business Corporation Act.

                     CHINAMALLUSA.COM, INC. AND SUBSIDIARIES
                     ---------------------------------------

                        CONSOLIDATED FINANCIAL STATEMENTS
                        ---------------------------------

                DECEMBER 31, 1999 AND 1998 AND SEPTEMBER 30, 2000
                -------------------------------------------------

                     CHINAMALLUSA.COM, INC. AND SUBSIDIARIES
                     ---------------------------------------

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                                                                         PAGE
                                                                         ----

         Independent Auditor's Report                                 F-1 - F-2

         Consolidated Balance Sheets as of
         December 31, 1999 and 1998 and September 30, 2000               F-3

         Consolidated Statements of Operations for
           the years ended December 31, 1999 and 1998
           and September 30, 2000                                        F-4

         Consolidated Statements of Stockholders' Equity
           for the years ended December 31, 1999 and 1998 and
           nine months ended September 30, 2000                          F-5

         Consolidated Statements of Cash Flows
          for the years ended December 31, 1999 and 1998
          and nine months ended September 30, 2000                       F-6

         Notes to Consolidated Financial Statements                   F-7 - F-12

                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------

         To the Board of Directors and Stockholders of ChinaMallUSA.com, Inc.

         We have audited the accompanying consolidated balance sheets of ChinaMallUSA.com, Inc. and subsidiaries, as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' (deficit) equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ChinaMallUSA.com, Inc. and subsidiaries, as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

         The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 5 to the consolidated financial statements, the Company is actively engaged in pursuing new financing arrangements to facilitate operations and development but can not assure that it will be able to obtain such or that it will continue as a going concern, and the Company has received inquiry by the United States Securities and Exchange Commission into the trading of certain Internet securities including those of the Company. The consolidated financial statements do not include any adjustments that might result from any outcome of these uncertainties.

                                        /s/ James T.J. Woo, CPA
                                        ------------------------
                                        James T.J. Woo, CPA
                                        New York, New York
                                        September 6, 2000

                     CHINAMALLUSA.COM, INC. AND SUBSIDIARIES
                     ---------------------------------------
                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------
                DECEMBER 31, 1999 AND 1998 AND SEPTEMBER 30, 2000
                -------------------------------------------------

                                     ASSETS
                                     ------

                         September 30,2000    December 31,   December 31,
                           (unaudited)            1999          1998
                          ----------------     ----------       ---------
CURRENT ASSETS
  Cash                          $  336,780     $  484,489       $  90,999
  Prepaid expenses                  53,988         45,783               -
                                ----------     ----------       ---------
Total current assets               390,768        530,272          90,999


PROPERTY AND EQUIPMENT, NET        208,999         44,173          10,288

OTHER ASSETS

  Security deposits                  7,340          7,340           7,340
  Other, net of amortization        10,406              -             312
                                ----------     ----------       ---------
Total assets                    $  617,513     $  581,785       $ 108,939
                                ==========     ==========       =========

                 LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
                 ----------------------------------------------

CURRENT LIABILITIES
  Bank loans                    $        -     $        -       $ 163,658
  Other loans                            -              -          53,816
  Accrued expenses and
   other liabilities               562,563         95,529         169,544
  Current portion of

   loan-equipment                    3,493              -               -
                                 ---------      ---------        --------
   Total current liabilities       566,056         95,529         387,018
                                 ---------      ---------        --------

LONG TERM LIABILITIES
  Long-term portion of
   Loan-equipment                  106,545              -               -

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' (DEFICIT) EQUITY
  Common stock, $0.001 par value,
    50,000,000 shares authorized;
    16,585,184 and 14,775,184 and
    2,513,338 shares issued and
    outstanding, respectively        16,585         14,775          2,513
    Additional paid-in capital    4,495,973      1,983,554        278,641
  Deferred compensation            (730,115)      (290,617)             -
  Accumulated deficit            (3,837,531)    (1,221,456)      (559,233)
                                -----------    -----------      ---------
Total stockholders' (deficit)
     equity                         (55,088)       486,256       (278,079)
                                -----------    -----------      ---------
Total liabilities and
   stockholders' (deficit)
     equity                     $  617,513     $  581,785       $ 108,939
                                ==========     ==========      ==========

The accompanying notes are an integral part of these consolidated financial statements.

                     CHINAMALLUSA.COM, INC. AND SUBSIDIARIES
                     ---------------------------------------
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      -------------------------------------
      FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND NINE MONTHS ENDED
      --------------------------------------------------------------------
                               SEPTEMBER 30, 2000
                               ------------------

                         September 30,2000    December 31,   December 31,
                             (unaudited)          1999            1998
                          ----------------     -----------    -----------
Revenues                        $ 309,157               -              -
                          ----------------     -----------    -----------
Operating expenses:
  General and administrative
    expenses                     1,133,185         542,595       351,546
  Product development               95,709         106,269        12,200
  Marketing and sales            1,120,009          25,693        24,387
  Amortization of deferred
    Compensation                   586,106               -             -
                                ----------       ----------     ---------
    Loss from operations        (2,625,852)       (674,557)     (388,133)
                                ----------       ----------     ---------
Other income (expense)
  Interest income                   10,148           3,649         1,069
  Interest expense                    (613)        (10,620)      (10,375)
  Other income                         242          23,305         3,286
                                ----------       ----------     ---------
Total other income (expense)         9,777          16,334        (6,020)

Loss before provision for
  income taxes                   (2,616,075)       (658,223)     (394,153)

Provision for income tax                  -          4,000         4,000
                                 ----------      ---------      ---------
Net loss                       $ (2,616,075)   $  (662,223)   $ (398,153)
                                 ==========      =========      =========

Basic and diluted loss
  per share                    $      (0.16)   $     (0.07)   $    (0.16)
                                 ==========      =========      =========

Weighted average number of shares
  used in per share computation of
  basic and diluted              15,932,191      9,244,588      2,509,448
                                 ==========      =========      =========

The accompanying notes are an integral part of these consolidated financial statements.

                     CHINAMALLUSA.COM, INC. AND SUBSIDIARIES
                     ---------------------------------------
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY
            ---------------------------------------------------------
    FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND AND NINE MONTHS ENDED
    -------------------------------------------------------------------------
                               SEPTEMBER 30, 2000
                               ------------------

                                                                                                                 TOTAL
                                  COMMON STOCK       ADDITIONAL                                               STOCKHOLDERS'
                                 --------------       PAID-IN      DEFERRED          ACCUMULATED               (DEFICIT)
                               SHARES     AMOUNT      CAPITAL    COMPENSATION          DEFICIT                  EQUITY
Issuance of common
stock for subsidiaries
acquired in merger,
December, 1997               2,500,000   $ 2,500    $ 247,500            -                   -                  $250,000

Accumulated deficit
of subsidiaries
acquired, December,
1997                                 -         -            -            -           $(161,080)                 (161,080)
Issuance of common
stock at April,
1998, net of $8,860
issuance costs                  13,338        13       31,141            -                   -                    31,154

Net loss for the
year ended December
31, 1998                             -         -            -            -            (398,153)                 (398,153)

Balance at
December 31, 1998            2,513,338     2,513      278,641            _            (559,233)                 (278,079)

Issuance of common
stock in June, 1999,
net of $13,500                 *
issuance costs              11,250,260    11,250      438,750            -                   -                   450,000

Issuance of common
stock in November,
1999, net of
$143,750 issuance
costs                        1,011,586     1,012      830,238            -                   -                   831,250

Deferred compensation
related to stock option
granted                              -         -      435,925    $(435,925)                  -

Amortization of deferred
Compensation                         -         -            -      145,308                   -                   145,308

Net loss for the
year ended December
31, 1999                             -         -            -            -            (662,223)                 (662,223)

Balance at December               *
31, 1999                    14,775,184   $14,775   $1,983,554    $(290,617)        $(1,221,456)                 $486,256

Issurance of common
Stock from January to
June 30, 2000                1,810,000     1,810    1,486,815            -                   -                 1,488,625

Deferred compensation
related to stock option
granted                              -         -    1,025,604   (1,025,604)                  -                         -

amortization of deferred
compensation                                                       586,106                                       586,106

net loss for the
period ended September                                                              (2,616,075)               (2,616,075)

at September
Balance 30, 2000            16,585,184   $16,585  $ 4,495,973    $(730,115)        $(3,837,531)               $  (55,088)

* These shares reflect a reduction of 2,191,875 shares due to the fact that stock subscriptions pending at December 31, 1999, were not paid for and were subsequently canceled effective, February 28, 2000.

The accompanying notes are an integral part of these consolidated financial statements.

                     CHINAMALLUSA.COM, INC. AND SUBSIDIARIES
                     ---------------------------------------
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------
    FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND AND NINE MONTHS ENDED
    ------------------------------------------------------------------------
                               September 30, 2000
                               ------------------

                         September 30,2000    December 31,   December 31,
                             (unaudited)          1999           1998
                          ----------------     -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                     $ (2,616,075)   $ (662,223)    $ (398,153)
                               ------------    -----------    -----------
Adjustments to reconcile net income to
net cash used in operating activities:
  Depreciation & amortization        23,287         9,943          8,784
  Amortization of deferred
    compensation                    586,106       145,308              -
  Changes in operating assets and
    liabilities
      Prepaid expenses               (8,205)      (45,783)        23,000
      Security deposits                   -             -         (7,340)
      Accrued expenses & other current
        liabilities                 467,034       (74,015)       169,544
                                  ---------      ---------      ---------
  Total adjustments               1,068,222       (35,453)       193,988
                                  ---------      ---------      ---------
Net cash used in operating
  activities                     (1,547,853)     (626,770)      (204,165)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and
    equipment                      (185,984)      (43,516)        (1,195)
  Organization cost                 (12,535)            -              -

CASH FLOWS FROM FINANCING ACTIVITIES:
  Bank loans                              -      (163,658)       163,658
  Other loans                             -       (53,816)        53,816
  Loan-equipment                    110,038             -              -
  Proceeds from issuance of
    common stock, net             1,488,625     1,281,250         31,154
                                  ---------     ---------      ---------
NET INCREASE IN CASH               (147,709)      393,490         43,268

CASH AT BEGINNING                   484,489        90,999         47,731
                                  ---------     ---------      ---------
CASH AT END                     $   336,780    $  484,489     $   90,999
                                  =========     =========      =========

SUPPLEMENTAL CASH FLOWS INFORMATION:
  Cash paid for interest        $       613    $  10,620     $    10,375
                                  =========    =========       =========

The accompanying notes are an integral part of these consolidated financial statements.

                     CHINAMALLUSA.COM, INC. AND SUBSIDIARIES
                     ---------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

         NOTE 1  THE COMPANY
         -------------------

         ChinaMallUSA.com, Inc. (the "Company") is a development-stage company that through its wholly-owned subsidiary B2B Beijing Information Technologies, Ltd. engages in providing web-based software application and technical services. We are currently providing our services to a major petroleum product company in China and we intend to provide our services to other major public and private institutions in China. B2B Beijing was incorporated in December 1999, commenced operations in March 2000.

         NOTE 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         --------------------------------------------------

         Principles of Consolidation. The consolidated financial statements include the accounts of ChinaMallUSA.com, Inc. and its wholly-owned subsidiaries. All inter-company balances and transactions have been eliminated in consolidation.

         Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Prepaid Expenses. The Company prepaid $45,782 at December 31, 1999 for operating expenses and others to develop China market.

         Property and Equipment. Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets, generally three to seven years. The Company, effective January 1, 1999, adopted Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." In accordance with SOP

                     CHINAMALLUSA.COM, INC. AND SUBSIDIARIES
                     ---------------------------------------
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             ------------------------------------------------------

         NOTE 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)
         -------------------------------------------------------------

         98-1, the Company has capitalized certain internal use software and Web site development costs totaling $13,646 during the year ended December 31, 1999. The estimated useful life of costs capitalized is three years. During the year ended December 31, 1999, the amortization of capitalized costs totaled $2,274.

         Product Development. Product development includes costs to develop, enhance and manage the Company's web site. These costs were expensed as incurred except for certain internal use software and web site development costs that were capitalized.

         Income Taxes. The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

         Loss Per Share. The Company computed loss per share for the years ended December 31, 1999 and 1998 in accordance with Statements of Financial Accounting Standards ("SFAS") No. 128 "Earning Per Shares". Basic and diluted loss per share is computed by using the weighted-average numbers of common shares outstanding during the period. Since the Company incurred losses for all periods presented, the inclusion of options in the calculation of weighted average number of common shares is anti-dilutive; and therefore there is no difference between basic and diluted loss per share.

         Stock-Based Compensation. The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB Opinion No.25, compensation expense is based on the difference, if any, between the fair value of the Company's stock and the exercise price of the option on the date of grant.

                     CHINAMALLUSA.COM, INC. AND SUBSIDIARIES
                     ---------------------------------------
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             ------------------------------------------------------

         NOTE 3  BANK LOANS
         ------------------

         The Company borrowed the following unsecured bank loans at December 31, 1998 and paid back in full during 1999.

         (A) $90,676 from Bank of China, New York, New York at 1.25% per annum over the prime rate of interest announced as such by Bank of China, New York, New York.

         (B) $72,982 from the Chase Manhattan Bank, New York, New York, at the interest rate of 8.75% per annum.

         NOTE 4  OTHER LOANS
         -------------------

         The Company borrowed unsecured loan of $53,816 from Max International Licenses, Ridgewood, NY at the interest rate of 2% per annum. This loan was paid back in full in 1999.

         NOTE 5 COMMITMENTS AND CONTINGENCIES
         ------------------------------------

         The Company leases premises under an operating lease that expires August 31, 2002. Cost incurred under operating lease is recorded as rent expense. Total rent expense amounted to $46,941 and $23,411 for the years ended December 31, 1999 and 1998 respectively. In addition to the basic fixed rental, the lease requires payment for repair, maintenance and other expenses. Future minimum rental payments due under existing lease as of December 31, 1999 are summarized as follows:

                  12 months ending December 31,

                              2000               $ 69,804
                              2001                 69,804
                              2002                 46,536
                                                 --------
                                                 $186,144
                                                 ========
         The Company and certain Officers and Directors of the Company have been subpoenaed by the Commission to provide documents and testimony pursuant to an investigation by the United States Securities and Exchange Commission (the "Commission") into the trading of certain Internet securities, including those of the Company. To the knowledge of the Company and its Officers and Directors, neither the Company nor its Officers and Directors are the subject of the investigation by the Commission. The Company and its Officers and Directors have fully cooperated in such investigation by the Commission. To the knowledge of the Company and its Officers and

                     CHINAMALLUSA.COM, INC. AND SUBSIDIARIES
                     ---------------------------------------
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             ------------------------------------------------------

         NOTE 5 COMMITMENTS AND CONTINGENCIES(CONTINUED)
         -----------------------------------------------

         Directors, such an investigation by the Commission has not been concluded. The probable outcome of such investigation by the Commission is unknown.

         The Company is not currently aware of any other legal proceedings, claims or investigations that it believes will have a material adverse effect on its consolidated financial position or results of operations or cash flows.

         NOTE 6  STOCK OPTION PLAN
         -------------------------

         In July, 1999, the Company adopted the 1999 Stock Option Plan (the "1999 Plan"), which provides for grants of options to employees, officers and directors of the Company. The 1999 Plan provides the grants of options to purchase up to 11,347,250 shares of Common Stock, with vesting periods of, generally, three years and maximum option term of ten years, at exercise price, generally, less than the fair market value of the Company's Common Stock on the date of grant.

         The following summarizes the Company's stock option activity:

                                             Weighted               Option
                                             Average                Price
                                    Shares   Exercise Price         Range
                                  --------- ----------------    ---------------
Granted during 1999                4,950,000      $0.75            $0.30-3.57
Exercised                                  0
Forfeited                                  0
                                           0
                                   ---------
         Balance at December
           31, 1999                4,950,000
                                   =========
         Exercisable at December
           31, 1999                2,032,000
                                   =========

         No options were granted during 1998.

         The following summarizes the information about options outstanding at December 31, 1999:

                     CHINAMALLUSA.COM, INC. AND SUBSIDIARIES
                     ---------------------------------------
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             ------------------------------------------------------

         NOTE 6  STOCK OPTION PLAN (CONTINUED)
         -------------------------------------

                   OPTIONS OUTSTANDING          OPTIONS EXERCISABLE
                -------------------------------  ---------------------
                   NUMBER     WEIGHTED  WEIGHTED    NUMBER     WEIGHTED
   RANGE OF     OUTSTANDING   AVERAGE   AVERAGE   EXERCISABLE   AVERAGE
   EXERCISE         AS OF    REMAINING  EXERCISE     AS OF     EXERCISE
     PRICES       12-31-99      LIFE      PRICE    12/31/99      PRICE
  ----------    -----------   ---------  -------  ----------- ---------
  $0.30-0.65     4,200,000      3.0       $0.66    1,495,000     $0.57
   0.95-1.25       500,000      3.0        1.00      320,000      1.01
   2.84-3.56       250,000      3.0        3.42      217,000      3.51
               -----------   ---------  -------- ----------- ---------
  $0.30-3.56     4,950,000      3.0       $0.75    2,032,000     $0.95
               ===========   =========  ======== =========== =========

         For the year ended December 31,1999, The Company granted 1,850,000 options at a weighted average price of $1.03; all of which were granted at less than the fair value at the date of the grant. The Company recorded deferred compensation of $435,925 for these options based on the difference between the fair value of the Company's stock and the exercise price of the option on the date of grant and amortized $145,308.00 of deferred compensation for the year ended December 31, 1999 of which $137,454.00 was included in general and administrative expenses and $7,854.00 was included in marketing and sales. The Company expects to amortize the deferred compensation of $145,308.00 annually through 2001.

         Had compensation expenses been determined based on the fair value at grant date, the Company's Pro Forma net loss and pro forma net loss per share for the year ended December 31, 1999 would have been reported as follows:

         Net Loss -as reported                                $   (662,223)
         Net Loss -Pro Forma                                  $ (2,315,578)
         Basic and diluted loss per share-as reported         $      (0.07)
         Basic and diluted loss per share-Pro Forma           $      (0.25)

         The fair value of option granted during 1999 was determined on the date of grant using the Black-Scholes method. The weighted average fair value of option granted during 1999 was estimated to be approximately $0.55 based on the following assumptions: Risk-free interest rate of 5.6%, expected life of 3 years, expected volatility of 106% and no dividends.

                     CHINAMALLUSA.COM, INC. AND SUBSIDIARIES
                     ---------------------------------------
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             ------------------------------------------------------

         NOTE 7  INCOME TAXES
         --------------------

         No income tax provision has been recorded except for state and local minimum taxes for period presented, as the Company has incurred operating losses. The components of the deferred tax assets and related valuation allowance at December 31, 1999 and 1998 are as follows:

                                               December 31,
                                            -------------------
                                               1999       1998
                                             --------   --------
         Net operating loss carryforwards    $364,692   $189,648
         Deferred compensation                 49,405          -
                                             --------   --------
         Gross deferred tax assets            414,097    189,648
         Valuation allowance                 (414,097)  (189,648)
                                             --------   --------
         Net deferred tax assets                    -          -
                                             ========   ========

         The Company has provided a full valuation allowance against the deferred tax assets, consisting primarily of net operating loss, because of uncertainty regarding its realizability.

         At December 31, 1999, the Company had net operating loss carryforwards of approximately $1,072,600 available to reduce future federal, state and local taxable incomes, which expire at various times through 2019. Under Section 382 of the Internal Revenue Code and state and local tax laws, the utilization of the net operating loss carryforwards may be subject to certain limitations.

PART III

                            ITEM 1. INDEX TO EXHIBITS

         (a)      Exhibits:

         The  following   exhibits  are  filed  as  part  of  this  registration
statement:

      EXHIBIT        DESCRIPTION
      -------        -----------

        2.1          Articles of Incorporation of the Registrant

        2.2          Articles of Amendment to Articles of Incorporation of the Registrant

        2.3          Articles of Amendment to Articles of Incorporation of the Registrant

        2.4          Articles of Amendment to Articles of Incorporation of the Registrant

        2.5          By-Laws for the Registrant

        6.1          Supplemental Agreement by and between The Port Authority of New York and New Jersey and Chen
                     Xiang Trading USA Inc., dated as of August 11, 1999

        6.2          Tenant Agreement No. 1 by and between China Township Enterprises Investment & Development Co.
                     Ltd. and Beijing B2B Information & Technology Co. Ltd., dated as of February 2, 2000

        6.3          Tenant Agreement No. 2 by and between China Township Enterprises Investment & Development Co.
                     Ltd. and Beijing B2B Information & Technology Co. Ltd., dated as of February 2, 2000

        6.4          Employee Agreement by and between the Registrant and Max Chen, dated as of October 22, 1999

        6.5          Employee Agreement by and between the Registrant and James Chyn, dated as of September 13, 1999

       15.1          Subsidiaries of the Registrant

       15.2          Financial Data Schedule

                         ITEM 2. DESCRIPTION OF EXHIBITS

         See Item 1 above.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ChinaMallUSA.com, Inc.

Date: December 21, 2000                    By: /s/ Max P. Chen
      -----------------------------------     ----------------------------------
                                                Name: Max P. Chen
                                                Title: Chairman and President

                                       34